SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 05 August 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Half Year Results to 30 June 2014

Exhibit No: 99.1

InterContinental Hotels Group PLC
Half Year Results to 30 June 2014

Continued growth momentum delivers strong first half performance

Financial summary1	Reported			Underlying2
	H1 2014	H1 2013	% Change	H1 2014	H1 2013	% Change
Revenue	$908m	$936m	(3)%	$788m	$757m	4%
Fee Revenue	$600m	$562m	7%	$597m	$562m	6%
Operating profit	$310m	$338m	(8)%	$301m	$284m	6%
Adjusted EPS	70.7¢	78.2¢	(10)%	68.8¢	64.3¢	7%
Basic EPS3	93.0¢	127.8¢	(27)%	-	-	-
Interim dividend per share	25.0¢	23.0¢	9%	-	-	-
Net debt	$1,031m	$861m	-	-	-	-

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"We have achieved a strong first half performance, with our preferred brands continuing to drive good momentum through the second quarter. With underlying operating profit2 up 6% and solid net system growth, our long-term winning strategy is delivering results. This has given us the confidence to increase the interim dividend by 9%.
We have had our best half for signings4 in six years, underpinning our future growth prospects and demonstrating owners' preference for our brands. Openings included the first two EVEN Hotels in the US, a major milestone for this new brand, which satisfies a previously unmet guest need in the wellness segment.
We remain committed to reducing the asset intensity of the business, completing two asset disposals in the half, and good progress is being made with the strategic review of our remaining owned hotels.  During the half we completed our $500m share buyback programme and in July we paid a $750 million special dividend, continuing our long track record of returning funds to shareholders.
Looking ahead, whilst several of our key markets continue to experience some political or economic uncertainty, we are encouraged by current trading trends."

Delivering high quality, sustainable growth
•	Total gross revenue from hotels in IHG's system of $11.1bn, up 7% (7% CER)
•	Operating profit up 6% on an underlying2 basis; down 8% on a reported basis
-
Underlying profitability reflects adjustments for a net year on year operating profit impact of $(45)m, comprising: $(15)m from disposal of owned hotels; $(33)m from significant liquidated damages receipts, and $3m from managed leases.

•	Global comparable RevPAR growth of 5.8% (rate up 2.3%)
	-	Americas 6.7% (US 6.6%); Europe 4.9%; AMEA 3.7%; Greater China 4.3%.
	-	Q2 comparable RevPAR up 5.7%: Americas 6.7% (US 6.7%); Europe 4.1%; AMEA 3.6%; Greater China 4.6%.
•	Total system size of 693k rooms (4,732 hotels), 2.2% year on year growth
	-	17k rooms (109 hotels) opened, led by 9k rooms in the Americas and 4k rooms in Greater China. 11k rooms removed in-line with our on-going commitment to quality.
	-	Pipeline of 187k rooms (1,175 hotels), over 45% under construction and over 50% in developing markets.
- -
Signings of 30k rooms (208 hotels), our best H1 for underlying4 signings since 2008, supported by continued improvements in the US financing environment.
With 5% share of global industry supply, and 13% share of the active industry pipeline, we remain well positioned for sustainable high quality growth.

•	Building preferred brands
	-	First two hotels opened for our new EVEN Hotels brand in June, with an excellent initial guest response.
- -
Holiday Inn and Crowne Plaza first half outperformance vs their US industry segments5.
Holiday Inn ranked "Highest in Guest Satisfaction Among Mid-scale Full Service Hotel Chains" by J.D. Power and Associates for 4th year running.

•	Best-in-class delivery
	-	Strong growth in mobile bookings: up 47% year on year.
	-	Strategic relationship with Amadeus formed as we continue to drive innovative solutions to enhance guest experiences across the Guest Journey.
•	Fee based margin of 45.0%, up 1% point year on year
	-	Driven by cost efficiencies and scale benefits, with some impact from favourable cost phasing.

1 All figures are before exceptional items unless otherwise noted. Refer appendices for further financial information and definitions.
2 At constant exchange rates (CER) and excluding owned asset disposals, significant liquidated damages, and results from managed lease hotels. Underlying adjusted EPS is based on Underlying  EBIT and uses effective tax rate and interest as reported at actual exchange rates.

3 Including exceptional items.		4 Adjusted for rooms on US Army bases: 2014: 2k signed, 2013: 4k signed and opened.
5 On a Total RevPAR basis.

Americas - Strong RevPAR growth and signings pace
Comparable RevPAR increased 6.7%, with 3.1% rate growth, and second quarter RevPAR also increased 6.7%. US comparable RevPAR was up 6.6% in the first half and 6.7% in the second quarter.
Reported revenue decreased 5% (CER (5)%) to $435m and reported operating profit decreased 5% (CER (5)%) to $268m, but on an underlying basis1, revenue increased 9% and operating profit increased 7%. This was driven primarily by our franchise business where royalties were up 7%. Underlying1 owned and leased hotel profits increased 80%, driven by 6.7% RevPAR growth at InterContinental Boston, and 30.5% RevPAR growth at Holiday Inn Aruba, which is benefiting from its recent refurbishment.  Recent changes to the Venezuelan exchange rate had an unfavourable impact on managed operating profit of approximately $2m, with a further $2m impact expected in the second half.
We opened 9k rooms (74 hotels) in the half, including the first two properties for our new EVEN Hotels brand. Signings of 19k rooms (158 hotels) are up 25% year on year2, as the hotel debt financing environment continues to improve, and included over 100 hotels (12k rooms) for the Holiday Inn brand family. Maintaining the quality of our system by removing hotels that no longer meet the requirements of our brands remains a key focus, and we removed 7k rooms (54 hotels) in the first half. Excluding removals, gross rooms growth was 4%.
The refurbishment of InterContinental New York Barclay is due to commence in the third quarter, with the hotel closing for up to 18 months. IHG's share of the second half loss associated with the hotel joint venture is still expected to be around $5m, which will be reflected in Americas managed results.
___________
1 At CER & excluding owned asset disposals, significant liquidated damages and results from managed lease hotels.  Year on year operating profit impact of $(31)m comprising (a) results from owned assets disposals of $(7)m ( H1'14: $(1)m; H1'13: $6m) (b) significant liquidated damages receipts of $(24)m (H1'14: $7m (franchised) of which $4m was previously announced; H1'13: $31m (managed)) and (c) results from managed lease hotels of $nil (H1'14: $1m, H1'13: $1m). Revenue impact set out in appendix 5

2 Excluding rooms on US Army bases: 2014: 2k signed, 2013: 4k signed and opened.

Europe - Strong trading performance in key markets
Comparable RevPAR increased 4.9%, with second quarter RevPAR up 4.1%. First half trading was particularly strong in the UK, up 8.7%, with high single digit growth in both London and the provinces, while Germany delivered another solid performance with RevPAR up 3.1%.
Reported revenue of $182m was down 12% (CER 16%) and reported operating profit of $38m decreased 28% (CER 32%), but on an underlying basis1, revenue was down 2% and operating profit down 3%.  This reflects good operating profit growth in the managed and franchised business driven by mid-single digit RevPAR growth, offset by a $7m operating profit decline at our only remaining owned hotel in this region, InterContinental Paris - Le Grand (with $7m associated revenue decline).  As previously guided, this was primarily due to the refurbishment of the historic Salon Opera ballroom and c.15% of the guest rooms at the hotel, with an additional small negative impact from the absence of the biannual Paris air show in 2014. No further impact is expected from the refurbishment for the full year.
We opened 3k rooms (18 hotels) in the half, including three Hotel Indigo hotels in the prime city locations of Rome, Madrid and St Petersburg.  We signed 2k rooms (14 hotels) including two Holiday Inn hotels in Germany and three Holiday Inn Express hotels in the UK.
______________
1 At CER & excluding owned asset disposals, significant liquidated damages and results from managed lease hotels. Year on year operating profit impact of $(16)m comprises (a) results from owned assets disposals of $(8)m ( H1'14: $nil; H1'13: $8m) (b) significant liquidated damages receipts of $(9)m (H1'14: $nil; H1'13: $9m (franchised)) and (c) results from managed lease hotels of $1m (H1'14: $nil, H1'13: $(1)m).

AMEA - Rate driven RevPAR growth and increasing contribution from developing markets
Comparable RevPAR increased 3.7% driven primarily by rate growth, with second quarter RevPAR up 3.6%.  Excluding Thailand and Egypt where there has been ongoing political unrest, first half RevPAR increased 5.4%.  Performance was led by Japan up 8.8% and South East Asia which, excluding Thailand, was up 7.2%.  Australia and the Middle East continue to perform solidly with RevPAR growth of 6.0% and 4.1% respectively.
Total RevPAR grew 1.7%, reflecting an increasing mix of new rooms opening in lower RevPAR developing markets.
Reported revenue increased 15% (CER 19%) to $117m and operating profit decreased 7% (CER (7%)) to $38m. However, on an underlying basis1 revenue was flat, and operating profit decreased 12%. This reflects solid underlying growth in our managed business offset by a $2m increased investment to support future growth, a $3m negative impact from certain small one-off items, and $1m lower fees from our hotels in Thailand. The continuing political unrest in Thailand is expected to have a $2m impact on managed operating profit in the second half of the year. In addition, the managed hotel refurbishment programmes scheduled to take place in 2014, as previously disclosed, had no material impact on fees in the half, but are expected to have a $2m negative impact on fees in the second half of the year.
We opened 2k rooms (8 hotels) in the half, including the 442 room Holiday Inn Express Clarke Quay in Singapore and two Holiday Inn hotels in Japan. We signed 2k rooms (8 hotels) in the first half, including two new hotels in Abu Dhabi, which will mark the entry of a second InterContinental and second Holiday Inn property into the UAE capital.
____________
1 At CER and excluding results from managed lease hotels. Year on year operating profit impact of $2m comprises results from managed lease hotels (H1'14: $2m, H1'13: $nil).

Greater China - Continued industry outperformance
Comparable RevPAR increased 4.3% driven by occupancy growth, with second quarter RevPAR up 4.6%. This performance was significantly ahead of the industry, which continues to experience a number of challenges including slower macro-economic conditions and austerity measures. Our industry outperformance reflects the strength of IHG's brands in the region and the leading position we have built up over 30 years of operating in the Chinese market.
Total RevPAR for the region decreased 1.4% reflecting an increasing mix of new rooms opening in lower RevPAR developing markets as we increase our distribution across the country.
Reported (and CER) revenue and operating profit were in line with last year at $112m and $36m respectively.  This reflects good growth in the managed business, where 16% net rooms growth drove strong incremental fees despite the total RevPAR declines.  In addition, the on-going industry austerity measures have continued to impact our food and beverage revenues in the region, up 5% compared to rooms revenues up 9%.  InterContinental Hong Kong, our only owned hotel in the region, reported a $3m decrease in revenue to $66m and a $3m decrease in operating profit to $19m due to the continuing impact from the significant redevelopment of the area adjacent to the hotel; this is expected to continue into the second half.
We opened 4k rooms (9 hotels) in the half, including five Crowne Plaza hotels, taking our system size for the brand in the region to 25k rooms.  We signed 7k rooms (28 hotels) taking the pipeline to 55k rooms and reflecting the confidence owners have in IHG and the compelling long term growth opportunity for this region.

Sources and uses of cash
•	Progress on asset disposals
	-	Strategic review of opportunities for further asset disposals is progressing well.
	-	Disposals of InterContinental Mark Hopkins San Francisco and an 80% interest in InterContinental New York Barclay completed with net cash proceeds of $346m.
	-	$13m proceeds received from recycled investments in the first half.
•	Capital Expenditure
	-	$98m capital expenditure in the first half comprised: $52m maintenance capex and key money; $27m recyclable investments; and $19m system funded capital investments.
	-	Gross capex guidance remains unchanged at up to $350m per annum into the medium term.
•	Continued return of funds to shareholders
	-	$763m1 returned to shareholders in July via $2.93 per share special dividend with 12 for 13 share consolidation.
$500m share buyback programme completed, including 3.4m shares repurchased for $110m in 2014.
-
Ordinary interim dividend up 9% to 25¢ reflects confidence in IHG's future prospects and our cash generative business model.
______________
1 The difference from announced $750m is due to exchange rate movements.

Interest, tax, net debt, and exceptional items
•     Interest: H1 charge of $39m (H1 2013: $36m) includes $1m impact from $/£ exchange rate movements.  We expect higher interest charges year on year in the second half of 2014 following the payment of the special dividend in July.
•     Tax: Based on the position at the end of the half, the tax charge has been calculated using an estimated annual tax rate of 33% (H1 2013: 31%).  The full year tax rate is expected to be in the low 30s in 2014 and 2015.
•     Net debt: $1,031m at the end of the half (including the $216m finance lease on the InterContinental Boston).  This is up from $861m at 30 June 2013 as a result of the $350m special dividend paid in October 2013 and the completion of our $500m share buyback ($257m of which occurred in the 12 month period). Net debt is down on the year end position of $1,153m due to net cash inflow from disposals.  The special dividend paid in July will increase net debt to approximately $1.8bn, equivalent to 2.5x last 12 months EBITDA.
•     Exceptional items: net exceptional credit of $106m for the half comprised: $130m net gain on asset disposals, $14m charge relating to recent changes to the Venezuelan currency exchange rate mechanisms, and a $10m charge related to corporate restructuring.

Appendix 1: Comparable RevPAR movement summary
	Half Year 2014			Q2 2014
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	5.8%	2.3%	2.3pts	5.7%	2.6%	2.1pts
Americas	6.7%	3.1%	2.3pts	6.7%	3.6%	2.1pts
Europe	4.9%	1.3%	2.4pts	4.1%	1.8%	1.7pts
AMEA	3.7%	2.9%	0.6pts	3.6%	2.5%	0.8pts
G. China	4.3%	(1.4)%	3.3pts	4.6%	(1.8)%	3.9pts

Appendix 2: First Half system & pipeline summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	17,298	(11,099)	6,199	693,072	2.2%	29,844	186,534
Americas	8,844	(6,819)	2,025	453,449	0.2%	18,789	82,502
Europe	2,765	(2,398)	367	102,433	1.9%	2,090	16,682
AMEA	1,732	(518)	1,214	66,052	6.3%	1,966	32,415
G. China	3,957	(1,364)	2,593	71,138	13.2%	6,999	54,935

Appendix 3: First Half financial headlines
6 months to 30 June Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Franchised	307	294	263	245	36	41	6	6	2	2	-	-
Managed	107	132	25	52	15	12	42	45	25	23	-	-
Owned & leased	30	51	8	11	2	17	1	1	19	22	-	-
Regional overheads	(64)	(65)	(28)	(26)	(15)	(17)	(11)	(11)	(10)	(11)	-	-
Profit pre central overheads	380	412	268	282	38	53	38	41	36	36	-	-
Central overheads	(70)	(74)	-	-	-	-	-	-	-	-	(70)	(74)
Group operating profit	310	338	268	282	38	53	38	41	36	36	(70)	(74)

Appendix 4: Constant exchange rate (CER) operating profit movement before exceptional items

	Total1		Americas		Europe		AMEA		G. China
	Actual2	CER3	Actual2	CER3	Actual2	CER3	Actual2	CER3	Actual2	CER3

H1 Decline	(8)%	(8)%	(5)%	(5)%	(28)%	(32)%	(7)%	(7)%	0%	0%

Underlying4 Growth/ (decline)	Total3		Americas		Europe		AMEA		G. China
	6%		7%		(3)%		(12)%		0%
Exchange rates:	H1					1 After central overheads		2 US dollar actual exchange rates
	GBP:USD	EUR:USD				3 Translated at constant 2013 exchange rates
2014	0.60	0.73				4 At CER and excluding owned asset disposals, results from managed lease hotels & significant liquidated damages.
2013	0.65	0.76

Appendix 5: Definitions
CER: At constant exchange rates
Comparable RevPAR: Revenue per available room for hotels that have traded for a full 12 months in both years, reported at CER.
Fee revenue: Group revenue excluding owned & leased hotels, managed leases and significant liquidated damages.
Fee margin: adjusted for owned and leased hotels, managed leases and significant liquidated damages receipts.
Managed lease hotels: properties structured for legal reasons as operating leases but with the same characteristics as management contracts
Americas: Revenue H1 2014 $21m; H1 2013 $19m; EBIT H1 2014 $1m, H1 2013 $1m. Europe:  Revenue H1 2014 $46m; 2013 $42m; EBIT H1 2014 $nil, H1 2013 $(1)m. AMEA: Revenue  H1 2014 $19m; H1 2013 $2m; EBIT H1 2014 $2m, H1 2013 $nil.
Owned asset disposals: Europe: one hotel disposal in 2013 with H1 2014 O&L revenue and profit of $nil; H1 2013 O&L revenue  $22m, H1 2013 O&L profit $8m.  Americas: two hotel disposals in 2014; H1 2014 O&L revenue $23m, H1 2014 O&L profit $(1)m; H1 2013 O&L revenue $54m, H1 2013 O&L profit $6m.
Significant liquidated damages: total $7m in H1 2014 ($3m and $4m, both in Americas franchise) and $40m in H1 2013 ($31m Americas managed, $9m Europe franchised)
Total gross revenue: total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG's brands.
Total RevPAR: Revenue per available room including results from hotels that have opened or exited in either year, reported at CER.

Appendix 6: Investor information for 2014 interim dividend
Ex-dividend date:	20 August 2014	Record date:	22 August 2014
Payment date:	26 September 2014	Dividend payment:	Ordinary shares = 14.8 pence per share
ADRs = 25.0 cents per ADR

For further information, please contact:
Investor Relations (David Kellett; Isabel Green):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond; Zoe Bird):	+44 (0)1895 512008	+44 (0)7736 746167
Presentation for Analysts and Shareholders:
A presentation with Richard Solomons, Chief Executive Officer, and Paul Edgecliffe-Johnson, Chief Financial Officer, will commence at 9.30am London time on 5 August at Goldman Sachs, Rivercourt, 120 Fleet Street, London, EC4A 2BE.  There will be an opportunity to ask questions.  The presentation will conclude at approximately 11.00am.
There will be a live audio webcast of the results presentation on the web address http://www.ihgplc.com/interims14.  The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.  There will also be a live dial-in facility:

UK Toll UK Toll Free US Toll US Toll Free	+44 (0) 20 3003 2666 0808 109 0700 +1 646 843 4608 +1 866 966 5335
Passcode:	IHG
A replay of the 9.30am conference call will be available following the event - details are below:
UK Toll	+44 (0)20 8196 1998
Replay pin	8116107
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am New York time on 5 August with Richard Solomons, Chief Executive Officer, and Paul Edgecliffe-Johnson, Chief Financial Officer. There will be an opportunity to ask questions.

UK Toll UK Toll Free US Toll US Toll Free	+44 (0) 20 3003 2666 0808 109 0700 +1 646 843 4608 +1 866 966 5335
Passcode:	IHG
A replay of the 9.00am New York time conference call will be available following the event - details are below:
UK Toll	+44 (0)20 8196 1998
Replay pin	9754862
Website: The full release and supplementary data will be available on our website from 7.00am (London time) on 5 August. The web address is http://www.ihgplc.com/interims14.

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE® Hotels and Resorts.
IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 80 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.
IHG franchises, leases, manages or owns over 4,700 hotels and 693,000 guest rooms in nearly 100 countries, with almost 1,200 hotels in its development pipeline.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

INTERIM MANAGEMENT REPORT

This Interim Management Report discusses the performance of InterContinental Hotels Group PLC (the Group or IHG) for the six months ended 30 June 2014.

GROUP PERFORMANCE

	6 months ended 30 June
Group results	2014	2013	%
	$m	$m	change
Revenue
Americas	435	457	(4.8)
Europe	182	206	(11.7)
AMEA	117	102	14.7
Greater China	112	112	-
Central	62	59	5.1
	____	____	____
	908	936	(3.0)
	____	____	____
Operating profit
Americas	268	282	(5.0)
Europe	38	53	(28.3)
AMEA	38	41	(7.3)
Greater China	36	36	-
Central	(70)	(74)	5.4
	____	____	____
Operating profit before exceptional items	310	338	(8.3)
Exceptional operating items	106	160	(33.8)
	____	____	____
	416	498	(16.5)
Net financial expenses	(39)	(36)	(8.3)
	____	____	____
Profit before tax	377	462	(18.4)
	____	____	____
Earnings per ordinary share
Basic	93.0¢	127.8¢	(27.2)
Adjusted	70.7¢	78.2¢	(9.6)

Average US dollar to sterling exchange rate	$1 : £0.60	$1 : £0.65	(7.7)

Revenue decreased by 3.0% to $908m and operating profit before exceptional items decreased by 8.3% to $310m during the six months ended 30 June 2014. On an underlying trading basis1, revenue and operating profit increased by $31m (4.1%) and $17m (6.0%) respectively when translated at constant currency and applying 2013 exchange rates.

Fee revenue2 increased by 6.2% during the six months ended 30 June 2014, when translated at constant currency and applying 2013 exchange rates. Group RevPAR increased by 5.8% over the same period, with average daily rate increasing by 2.3%.

Group trading was strong over the first half of the year, with favourable economic trends in the US and the UK, and healthy RevPAR growth in certain markets in AMEA (primarily Japan, Australasia and Southeast Asia, excluding Thailand which was impacted by political unrest). Greater China outperformed the industry, achieving 4.3% RevPAR growth.

IHG completed the sale of the InterContinental Mark Hopkins San Francisco on 27 March 2014 and the disposal of 80% of its interest in the InterContinental New York Barclay on 31 March 2014 retaining the remaining 20% in a joint venture. Net cash proceeds totalled $346m.

On an underlying basis, operating profit in the Americas increased whereas profits in Europe declined (largely driven by lower profits at the InterContinental Paris-Le Grand due to refurbishment). Operating profit declined in AMEA, reflecting additional investment to support hotel operations and a number of individually small adverse one off items together with weaker trading in Thailand. Operating profit in Greater China was flat affected by lower profits at the InterContinental Hong Kong due to the ongoing impact from the significant redevelopment of the area adjacent to the hotel.  The Group's results also benefited from System size growth of 2.2% year-on-year to 693,072 rooms.

Profit before tax decreased by $85m from $462m to $377m. Adjusted earnings per ordinary share decreased by 9.6% to 70.7¢.
The IHG global System (the number of hotels which are franchised, managed, owned or leased by the Group) increased in the first half of 2014 by 35 hotels (6,199 rooms) to 4,732 hotels (693,072 rooms). Openings of 109 hotels (17,298 rooms) were driven by continued expansion of the Holiday Inn brand family, which has opened more than 10,000 rooms in the first half of the year. 8,844 rooms were opened in the Americas, with 3,957 rooms in Greater China. 74 hotels (11,099 rooms) were removed from the System.

At 30 June 2014, the pipeline totalled 1,175 hotels (186,534 rooms), an increase of 55 hotels (6,073 rooms) since the year-end. The IHG pipeline represents hotels and rooms where a contract has been signed and the appropriate fees paid. Almost a third of the pipeline (measured by number of rooms) is located in the Greater China region.

Signings of 208 hotels (29,844 rooms) for the six months ended 30 June 2013 were 13 hotels (635 rooms) higher than in the same period in 2013 (excluding hotels signed as part of the US government's Privatization of Army Lodgings in 2013 and 2014). Terminations of 44 hotels (6,473 rooms) were lower than the corresponding period in the prior year (63 hotels, 6,915 rooms).

1 Excluding owned asset disposals, results from managed lease hotels and significant liquidated damages.
2 Fee revenue is defined as Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages

THE AMERICAS

	6 months ended 30 June
Americas Results	2014	2013	%
	$m	$m	change
Revenue
Franchised	305	278	9.7
Managed	52	79	(34.2)
Owned and leased	78	100	(22.0)
	____	____	____
Total	435	457	(4.8)
	____	____	____
Operating profit before exceptional items
Franchised	263	245	7.3
Managed	25	52	(51.9)
Owned and leased	8	11	(27.3)
	____	____	____
	296	308	(3.9)
Regional overheads	(28)	(26)	(7.7)
	____	____	____
Total	268	282	(5.0)
	____	____	____

During the six months ended 30 June 2014, revenue decreased by $22m (4.8%) to $435m and operating profit before exceptional items decreased by $14m (5.0%) to $268m. On an underlying basis, revenue increased by $31m (8.8%) and operating profit by $17m (7.0%). RevPAR increased by 6.7% in the first half of 2014, with the US up 6.6% supported by strong industry dynamics.

Franchised revenue increased by $27m (9.7%) to $305m, whilst operating profit increased by $18m (7.3%) to $263m. Excluding the benefit of $7m liquidated damages receipts relating to the exits of two hotels during the first half of the year, revenue and operating profit increased by $20m (7.2%). Royalties growth of 6.8% was driven by RevPAR growth of 6.5%, together with year-on-year System size growth of 0.2%.

Managed revenue decreased by $27m (34.2%) to $52m and operating profit decreased by $27m (51.9%) to $25m. Revenue and operating profit included $21m (2013 $19m) and $1m (2013 $1m) respectively from a property that is structured for legal reasons as an operating lease but has the same characteristics as a management contract. Excluding this property, as well as the benefit of $31m liquidated damages receipts relating to the exit of eight hotels owned by FelCor Lodging Trust during the first half of the year in 2013, revenue increased by $2m (6.9%) and operating profit increased by $4m (20.0%). RevPAR increased by 8.3%, partly reflecting the completion of renovations at a number of hotels.

Owned and leased revenue decreased by $22m (22.0%) to $78m and operating profit decreased by $3m (27.3%) to $8m, due to the disposal of two owned hotels (the InterContinental New York Barclay (an 80% interest) and the InterContinental Mark Hopkins San Francisco) during the first quarter. Excluding these two hotels, revenue and operating profit increased by $9m (19.6%) and $4m (80.0%) respectively. RevPAR increased by 9.1%, with a particularly strong performance at the Holiday Inn Aruba, which achieved RevPAR growth of 30.5% boosted by the completion of renovations, and InterContinental Boston, which achieved RevPAR growth of 6.7%.

	Hotels		Rooms
Americas hotel and room count		Change over		Change over
	2014 30 June	2013 31 December	2014 30 June	2013 31 December
Analysed by brand
InterContinental	51	-	17,448	(5)
Crowne Plaza	179	3	47,926	869
Hotel Indigo	37	-	4,343	(1)
EVEN Hotels	2	2	296	296
Holiday Inn Express	2,011	26	177,386	2,955
Holiday Inn*	773	(13)	136,733	(2,097)
Staybridge Suites	191	3	20,586	277
Candlewood Suites	315	3	30,092	314
Other	77	(4)	18,639	(583)
	____	____	______	_____
Total	3,636	20	453,449	2,025
	____	____	______	_____
Analysed by ownership type
Franchised	3,414	20	410,681	1,806
Managed	217	-	41,138	991
Owned and leased	5	-	1,630	(772)
	____	____	______	_____
Total	3,636	20	453,449	2,025
	____	____	______	_____

* Includes 12 Holiday Inn Club Vacations (4,027 rooms) and 20 Holiday Inn Resort properties (4,870 rooms) (2013 10 Holiday Inn Club Vacations (3,701 rooms) and 18 Holiday Inn Resort properties (4,572 rooms)).

The Americas System size increased in the first half of 2014 by 20 hotels (2,025 rooms), with 74 hotels (8,844 rooms) joining the system, compared to 59 hotels (6,281 rooms) in the prior year (excluding a further 30 hotels (3,794 rooms) which were opened as part of the US government's Privatization of Army Lodgings initiative in 2013). Openings included 60 hotels (6,501 rooms) in the Holiday Inn brand family, representing more than half of the region's openings. Additionally in June, the first two hotels opened for the EVEN Hotels brand, IHG's new entry into the wellness segment. 54 hotels (6,819 rooms) left the System during the first half of the year.

	Hotels		Rooms
Americas pipeline		Change over		Change over
	2014 30 June	2013 31 December	2014 30 June	2013 31 December
Analysed by brand
InterContinental	6	-	1,437	-
Crowne Plaza	16	-	3,156	(72)
Hotel Indigo	28	5	3,806	688
EVEN Hotels	3	(2)	584	(296)
Holiday Inn*	140	1	19,839	495
Holiday Inn Express	379	21	36,308	2,820
Staybridge Suites	79	8	8,440	945
Candlewood Suites	85	5	7,304	390
Other	13	12	1,628	1,514
	____	____	______	_____
Total	749	50	82,502	6,484
	____	____	______	_____
Analysed by ownership type
Franchised	713	35	75,844	3,825
Managed	35	17	6,454	2,955
Owned and Leased	1	(2)	204	(296)
	____	____	______	_____
Total	749	50	82,502	6,484
	____	____	______	_____

* Includes nil Holiday Inn Club Vacations (nil rooms) and 4 Holiday Inn Resort properties (545 rooms) (2013 1 Holiday Inn Club Vacations (120 rooms) and 6 Holiday Inn Resort properties (792 rooms)).

The Americas pipeline at 30 June 2014 totalled 749 hotels (82,502 rooms) representing an increase of 50 hotels (6,484 rooms) over 31 December 2013.

New signings in the period of 146 hotels (17,208 rooms) were ahead of the same period last year by 18 hotels (3,397 rooms) excluding hotels signed as part of the US government's Privatization of Army Lodgings initiative in 2013 and 2014. The majority of the signings were within the Holiday Inn and Holiday Inn Express brands (102 hotels, 11,992 rooms). Staybridge Suites and Candlewood Suites, IHG's extended stay hotel brands, also contributed signings of 35 hotels (3,451 rooms). Terminations from the pipeline of 34 hotels (3,483 rooms) represent a reduction from the levels terminated in the first half of 2013 (51 hotels, 5,133 rooms).

EUROPE

	6 months ended 30 June
Europe results	2014	2013	%
	$m	$m	change
Revenue
Franchised	49	53	(7.5)
Managed	81	72	12.5
Owned and leased	52	81	(35.8)
	____	____	____
Total	182	206	(11.7)
	____	____	____
Operating profit before exceptional items
Franchised	36	41	(12.2)
Managed	15	12	25.0
Owned and leased	2	17	(88.2)
	____	____	____
	53	70	(24.3)
Regional overheads	(15)	(17)	11.8
	____	____	____
Total	38	53	(28.3)
	____	____	____

Revenue decreased by $24m (11.7%) to $182m and operating profit before exceptional items decreased by $15m (28.3%) to $38m during the six months ended 30 June 2014, primarily driven by the change in ownership of the InterContinental London Park Lane in 2013 and the refurbishment of the InterContinental Paris-Le Grand in 2014. RevPAR increased by 4.9%, with growth of 8.7% in the UK and 3.1% in Germany.

Franchised revenue and operating profit decreased by $4m (7.5%) to $49m and by $5m (12.2%) to $36m respectively. On a constant currency basis and excluding the benefit of a $9m liquidated damages receipt in 2013, revenue and operating profit increased by $2m (4.5%) and $2m (6.3%) respectively, with RevPAR up 5.0%.

Managed revenue increased by $9m (12.5%) to $81m and operating profit increased by $3m (25.0%) to $15m. Revenue included $46m (2013 $42m) and operating profit included $nil impact (2013 $1m loss) from properties that are structured for legal reasons as operating leases but with the same characteristics as management contracts. At constant currency and excluding these properties, revenue and operating profit increased by $4m (13.3%) and $1m (7.7%) respectively, with RevPAR increasing by 5.9% compared to the same period in 2013 and year-on-year System size growth of 1.9%.

Owned and leased revenue and operating profit decreased by $29m (35.8%) to $52m and by $15m (88.2%) to $2m. On a constant currency basis and after adjusting for the disposal of the InterContinental London Park Lane in 2013,  revenue decreased by $9m (15.3%), with RevPAR decreasing by 11.8% at the InterContinental Paris Le-Grand, the one remaining hotel in the owned and leased estate. Operating profit decreased by $7m (77.8%) on the same basis, primarily due to the refurbishment of the InterContinental Paris-Le Grand with an additional small negative impact on this hotel from the absence of the biannual Paris air show in 2014.

	Hotels		Rooms
Europe hotel and room count		Change over		Change over
	2014 30 June	2013 31 December	2014 30 June	2013 31 December
Analysed by brand
InterContinental	30	(1)	9,390	(135)
Crowne Plaza	82	(1)	19,214	(308)
Hotel Indigo	16	3	1,511	268
Holiday Inn*	280	(2)	45,069	(552)
Holiday Inn Express	221	6	26,465	1,094
Staybridge Suites	5	-	784	-
	____	____	______	_____
Total	634	5	102,433	367
	____	____	______	_____
Analysed by ownership type
Franchised	534	6	80,107	590
Managed	99	(1)	21,856	(223)
Owned and leased	1	-	470	-
	____	____	______	_____
Total	634	5	102,433	367
	____	____	______	_____

* Includes 2 Holiday Inn Resort properties (212 rooms) (2013 2 Holiday Inn Resort properties (212 rooms)).

During the first half of 2014, Europe System size increased by five hotels (367 rooms) to 634 hotels (102,433 rooms). Openings of 18 hotels (2,765 rooms), were mainly within the Holiday Inn brand family, which opened 13 hotels (2,059 rooms). Other key openings included the 217-room Holiday Inn Berlin as well as Hotel Indigo hotels in Rome, Madrid and St Petersburg. 13 hotels (2,398 rooms) left the System in the period.

	Hotels		Rooms
Europe pipeline		Change over		Change over
	2014 30 June	2013 31 December	2014 30 June	2013 31 December
Analysed by brand
InterContinental	3	1	815	162
Crowne Plaza	10	(2)	2,083	(541)
Hotel Indigo	12	(3)	1,304	(272)
Holiday Inn	36	1	6,777	165
Holiday Inn Express	39	(4)	5,405	(611)
Staybridge Suites	3	-	298	-
	____	____	______	_____
Total	103	(7)	16,682	(1,097)
	____	____	______	_____
Analysed by ownership type
Franchised	89	(8)	12,830	(1,289)
Managed	14	1	3,852	192
	____	____	______	_____
Total	103	(7)	16,682	(1,097)
	____	____	______	_____

The Europe pipeline at 30 June 2014 totalled 103 hotels (16,682 rooms), just over a thousand rooms lower than the pipeline at 31 December 2013, and this is primarily timing related as signings are expected to be ahead of 2013 in the full year. A total of 14 hotels (2,090 rooms) were added to the region's pipeline during the first six months of 2014. New signings were focused on the Holiday Inn and Holiday Inn Express brands (12 hotels, 1,844 rooms). Terminations from the pipeline amounted to three hotels (422 rooms).

ASIA, MIDDLE EAST AND AFRICA (AMEA)

	6 months ended 30 June
AMEA results	2014	2013	%
	$m	$m	change
Revenue
Franchised	8	8	-
Managed	90	73	23.3
Owned and leased	19	21	(9.5)
	____	____	_____
Total	117	102	14.7
	____	____	_____
Operating profit before exceptional items
Franchised	6	6	-
Managed	42	45	(6.7)
Owned and leased	1	1	-
	____	____	_____
	49	52	(5.8)
Regional overheads	(11)	(11)	-
	____	____	_____
Total	38	41	(7.3)
	____	____	_____

Revenue increased by $15m (14.7%) to $117m and operating profit before exceptional items decreased by $3m (7.3%) to $38m. RevPAR increased by 3.7% in the first half of the year, with strong trading in Japan, Australasia and Southeast Asia (excluding Thailand, which has been impacted by political unrest).

Franchised revenue and operating profit remained flat at $8m and $6m respectively.

Managed revenue increased by $17m (23.3%) to $90m and operating profit decreased by $3m (6.7%) to $42m. A property that is structured for legal reasons as an operating lease but with the same characteristics as a management contract, contributed revenue of $19m (2013 $2m) and operating profit of $2m (2013 $nil). Excluding this property and on a constant currency basis, revenue increased by $1m (1.4%) and operating profit decreased by $5m (11.1%) reflecting additional investment to support hotel operations and a number of individually small, adverse, one-off items together with weaker trading in Thailand.

In the owned and leased estate, revenue decreased by $2m (9.5%) to $19m and operating profit remained flat at $1m.

	Hotels		Rooms
AMEA hotel and room count	2014	Change over 2013	2014	Change over 2013
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	68	1	21,587	204
Crowne Plaza	68	1	19,293	215
Holiday Inn*	82	1	18,949	485
Holiday Inn Express	19	3	4,277	777
Staybridge Suites	3	-	425	-
Other	6	(4)	1,521	(467)
	____	____	______	_____
Total	246	2	66,052	1,214
	____	____	______	_____
Analysed by ownership type
Franchised	49	(2)	11,421	(190)
Managed	195	4	54,044	1,404
Owned and leased	2	-	587	-
	____	____	______	_____
Total	246	2	66,052	1,214
	____	____	______	_____

* Includes 13 Holiday Inn Resort properties (2,638 rooms) (2013 13 Holiday Inn Resort properties (2,638 rooms)).

AMEA System size increased by two hotels (1,214 rooms) to 246 hotels (66,052 rooms) in the first half of 2014. Openings of eight hotels (1,732 rooms) included the InterContinental Nha Trang, the fourth for the brand in Vietnam as well as the 442-room Holiday Inn Express Singapore Clarke Quay. Six hotels (518 rooms) were removed from the System.

	Hotels		Rooms
AMEA pipeline	2014	Change over 2013	2014	Change over 2013
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	21	-	5,408	30
Crowne Plaza	16	2	4,412	364
Hotel Indigo	8	-	1,402	10
Holiday Inn*	48	(1)	12,540	199
Holiday Inn Express	38	(1)	7,718	(262)
Staybridge Suites	6	-	935	-
	____	____	______	_____
Total	137	-	32,415	341
	____	____	______	_____
Analysed by ownership type
Franchised	3	-	647	-
Managed	134	-	31,768	341
	____	____	______	_____
Total	137	-	32,415	341
	____	____	______	_____

* Includes 5 Holiday Inn Resort properties (1,301 rooms) (2013 5 Holiday Inn Resort properties (1,301 rooms)).

The pipeline in AMEA remained broadly flat at 137 hotels (32,415 rooms). This included signings of eight hotels (1,966 rooms), with five hotels (1,432 rooms) added in the Holiday Inn brand family.  No hotels were terminated from the pipeline during the first half of 2014.

GREATER CHINA

	6 months ended 30 June
Greater China results	2014	2013	%
	$m	$m	change
Revenue
Franchised	2	2	-
Managed	44	41	7.3
Owned and leased	66	69	(4.3)
	____	____	____
Total	112	112	-
	____	____	____
Operating profit before exceptional items
Franchised	2	2	-
Managed	25	23	8.7
Owned and leased	19	22	(13.6)
	____	____	____
	46	47	(2.1)
Regional overheads	(10)	(11)	9.1
	____	____	____
Total	36	36	-
	____	____	____

Revenue and operating profit before exceptional items remained flat at $112m and $36m respectively. RevPAR increased by 4.3% in the first half of the year, which was a significant outperformance to the industry. Trading in the first half of 2014 was impacted by the ongoing industry-wide challenges including slower macroeconomic conditions and austerity measures and also by lower results at the InterContinental Hong Kong

Franchised revenue and operating profit remained flat at $2m.

Managed revenue and operating profit increased by $3m (7.3%) to $44m and by $2m (8.7%) to $25m respectively. Year-on-year System size growth of 13.8% was supplemented by RevPAR growth of 3.7%, however total RevPAR was lower reflecting an increasing mix of new rooms opening in lower RevPAR developing markets. Total gross revenue derived from non-rooms business also increased by 5.2%, compared to the six months ended 30 June 2013.

In the owned and leased estate, revenue decreased by $3m (4.3%) to $66m and operating profit decreased by $3m (13.6%) to $19m. RevPAR remained flat at the InterContinental Hong Kong, with results impacted by a $3m (7%) decline in non-rooms revenues due to the ongoing impact from the significant redevelopment of the area adjacent to the hotel.

	Hotels		Rooms
Greater China hotel and room count	2014	Change over 2013	2014	Change over 2013
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	31	2	12,482	740
Crowne Plaza	69	4	24,559	1,325
Hotel Indigo	5	-	612	-
Holiday Inn*	67	-	21,684	22
Holiday Inn Express	44	2	11,801	506
	____	____	______	_____
Total	216	8	71,138	2,593
	____	____	______	_____
Analysed by ownership type
Franchised	4	-	2,184	-
Managed	211	8	68,451	2,593
Owned and leased	1	-	503	-
	____	____	______	_____
Total	216	8	71,138	2,593
	____	____	______	_____

* Includes 3 Holiday Inn Resort properties (893 rooms) (2013 3 Holiday Inn Resort properties (893 rooms)).

Greater China System size increased by eight hotels (2,593 rooms) to 216 hotels (71,138 rooms) in the first half of 2014. Openings of nine hotels (3,957 rooms) included the 466-room Crowne Plaza Beijing Lido as well as two InterContinental Hotels. There are now over 30 InterContinental hotels in Greater China. One hotel (1,364 rooms) was removed from the System.

	Hotels		Rooms
Greater China pipeline	2014	Change over 2013	2014	Change over 2013
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	21	(1)	8,008	(1,384)
HUALUXE	24	3	7,654	850
Crowne Plaza	47	(5)	16,007	(2,462)
Hotel Indigo	8	3	1,346	625
Holiday Inn*	44	3	12,706	762
Holiday Inn Express	42	9	9,214	1,954
	____	____	______	_____
Total	186	12	54,935	345
	____	____	______	_____
Analysed by ownership type
Managed	186	12	54,935	345
	____	____	______	_____
Total	186	12	54,935	345
	____	____	______	_____

* Includes 4 Holiday Inn Resort properties (1,200 rooms) (2013 4 Holiday Inn Resort properties (1,200 rooms)).

The pipeline in Greater China increased in the first half of 2014 by 12 hotels (345 rooms) to 186 hotels (54,935 rooms). 28 hotels (6,999 rooms) were signed into the pipeline. Signings included a further three hotels (850 rooms) added in the HUALUXE Hotels and Resorts brand, taking the total pipeline for the brand to 24 hotels (7,654 rooms) with the first due to open at the end of 2014. 18 hotels (4,294 rooms) were signed in the Holiday Inn brand family. Signings also included two InterContinental hotels (650 rooms) and three Hotel Indigo hotels (625 rooms), including the 300-room Hotel Indigo Shanghai Hongqiao. Seven hotels (2,697 rooms) were terminated from the pipeline.

CENTRAL

Net central costs decreased by $4m (5.4%) to $70m during the six months ended 30 June 2014. This favourability largely related to timing of expenditure.

SYSTEM FUNDS

In the six months ended 30 June 2014, System Fund income increased by $64m (10.2%) to $693m due to the growth in hotel-room revenues and marketing programmes.

OTHER FINANCIAL INFORMATION

Exceptional operating items

Exceptional operating items totalled a net gain of $106m. The exceptional gain of $130m related to the sale of the InterContinental Mark Hopkins San Francisco and the disposal of an 80% interest in the InterContinental New York Barclay. Exceptional charges included $14m foreign exchange losses resulting from recent changes to the Venezuelan currency rate mechanisms and the adoption of the SICAD II exchange rate, and $10m relating to the restructuring of the Group's corporate functions.

Net financial expenses

Net financial expenses increased by $3m to $39m for the six months ended 30 June 2014.

Taxation

The tax charge on profit before tax, excluding the impact of exceptional items, has been calculated using an estimated effective annual tax rate of 33%. By also excluding the effect of prior-year items, the equivalent effective tax rate would be approximately 37%. This rate is higher than the average UK statutory rate for the year of 21.5% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a charge of $49m. This represented, primarily, tax charges arising as a consequence of the disposal of an 80% interest in the InterContinental New York Barclay.

Net tax paid in the six months ended 30 June 2014 totalled $59m.

Dividends

The Board has proposed an interim dividend per ordinary share of 25¢ (14.8p), representing growth of 9% on the 2013 interim dividend.

On 2 May 2014, the Group announced a $750m return to shareholders by way of special dividend and share consolidation. The dividend was paid to shareholders on 14 July 2014.

Under the $500m share buyback programme announced on 7 August 2012, a total of 17.3m shares have been repurchased for a total consideration of $500m.

Capital structure and liquidity management

During the six months ended 30 June 2014, $205m of cash was generated from operating activities. Net cash inflows due to investing activities totalled $261m, reflecting the sale of the InterContinental Mark Hopkins San Francisco and the disposal of an 80% interest in the InterContinental New York Barclay for net proceeds of $346m. Net cash used in financing activities was $282m and included returns to shareholders of $232m comprising ordinary dividends and share buybacks. Net debt at 30 June 2014 was $1,031m and included $216m in respect of the finance lease obligations for the InterContinental Boston.

On 14 July 2014, the Group paid a special dividend of $763m which was funded from surplus cash and borrowings under the Group's $1.07bn Syndicated Facility, which was undrawn at 30 June 2014.

The Group had net liabilities of $89m at 30 June 2014 reflecting that its brands, in accordance with accounting standards, are not recorded on the balance sheet.

RISKS AND UNCERTAINTIES

The principal risks and uncertainties which could materially affect the Group's business for the remainder of the financial year remain those set out on pages 164 to 167 of the IHG Annual Report and Form 20-F 2013.

In summary, the Group is exposed to risks relating to:

• political and economic developments;
• events that adversely impact domestic or international travel;
• the hotel industry supply and demand cycle; • a competitive and changing industry; • the dependency on a wide range of external stakeholders and business partners;
• identifying, securing and retaining franchise and management agreements;
• changing technology and systems;

•      the reputation of its brands and the protection of intellectual property rights;
•      the reliance upon its proprietary reservations system and is exposed to the risk of failures in the system and increased competition in reservations infrastructure;
•      information security and data privacy;
•      safety, security and crisis management;

• requiring the right people, skills and capability to manage growth and change;
• compliance with existing and changing regulations across numerous countries, territories and jurisdictions;
• litigation; • corporate responsibility;
• its financial stability, ability to borrow and satisfy debt covenants; and
• difficulties insuring its business.

We have achieved a strong first half performance, with our preferred brands continuing to drive good momentum through the second quarter. With underlying operating profit up 6% and solid net system growth, our long-term winning strategy is delivering results. This has given us the confidence to increase the interim dividend by 9%.

Looking forward, leading economic indicators remain positive. Booking pace is up for the Group as a whole, with increases in both rate and rooms on the books for the rest of the year.

The favourable supply and demand dynamic in the US continues to support good growth in our largest region, with record industry room nights sold for the last 40 months. This combined with IHG's preferred brands and best-in-class delivery systems gives us confidence in the outlook, despite the political and economic uncertainty we are expecting in a number of our key markets.

A copy of the IHG Annual Report and Form 20-F 2013 is available at www.ihgplc.com.

GOING CONCERN

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in this Interim Management Report. Information on the Group's treasury management policies can be found in note 21 to the Group Financial Statements in the IHG Annual Report and Form 20-F 2013. The Group refinanced its bank debt in November 2011 and put in place a five-year $1.07bn facility. In November 2009, the Group issued a seven-year £250m sterling bond and, in November 2012, a 10-year £400m sterling bond. At the end of June 2014, the Group was trading significantly within its banking covenants and debt facilities.

The Group's fee-based model and wide geographic spread means that it is well placed to manage through uncertain times and our forecasts and sensitivity projections, based on a range of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current facilities.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and, accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:

• The condensed set of Financial Statements has been prepared in accordance with IAS 34;

•      The Interim Management Report includes a fair review of the important events during the first six months, and their impact on the financial statements and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and

• The Interim Management Report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Richard Solomons                               Paul Edgecliffe-Johnson
Chief Executive                                     Chief Financial Officer

4 August 2014                                      4 August 2014

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2014

	6 months ended 30 June 2014			6 months ended 30 June 2013
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	908	-	908	936	-	936
Cost of sales	(378)	-	(378)	(377)	-	(377)
Administrative expenses	(180)	(24)	(204)	(182)	(13)	(195)
Share of profits of associates and joint ventures	-	-	-	-	7	7
Other operating income and expenses	6	130	136	1	166	167
	_____	____	____	_____	____	____
	356	106	462	378	160	538

Depreciation and amortisation	(46)	-	(46)	(40)	-	(40)
	_____	____	____	_____	____	____

Operating profit (note 3)	310	106	416	338	160	498
Financial income	2	-	2	3	-	3
Financial expenses	(41)	-	(41)	(39)	-	(39)
	_____	____	____	_____	____	____

Profit before tax	271	106	377	302	160	462

Tax (note 5)	(89)	(49)	(138)	(93)	(28)	(121)
	_____	____	____	_____	____	____
Profit for the period from continuing operations	182	57	239	209	132	341
	====	====	====	====	====	====

Attributable to:
Equity holders of the parent	181	57	238	208	132	340
Non-controlling interest	1	-	1	1	-	1
	____	____	____	____	____	____
	182	57	239	209	132	341
	====	====	====	====	====	====

Earnings per ordinary share (note 6)
Continuing and total operations:
Basic			93.0¢			127.8¢
Diluted			91.9¢			126.4¢
Adjusted	70.7¢			78.2¢
Adjusted diluted	69.9¢			77.3¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2014

	2014 6 months ended 30 June $m	2013 6 months ended 30 June $m

Profit for the period	239	341

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets, net of related tax charge of $1m (2013 $nil)	13	14
Exchange losses on retranslation of foreign operations, net of related tax credit of $1m (2013 $2m)	(8)	(34)
Exchange losses reclassified to profit on hotel disposal	-	46
	____	____
	5	26
Items that will not be reclassified to profit or loss:
Re-measurement losses on defined benefit plans, net of related tax credit of $3m (2013 tax charge of $10m)	(8)	(13)
Tax related to pensions contributions	-	1
	____	____
	(8)	(12)
	____	____
Total other comprehensive (loss)/ income for the period	(3)	14
	____	____
Total comprehensive income for the period	236	355
	====	====
Attributable to:
Equity holders of the parent	234	355
Non-controlling interest	2	-
	____	____
	236	355
	====	====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2014

	6 months ended 30 June 2014
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	189	(2,605)	2,334	8	(74)

Total comprehensive income for the period	-	4	230	2	236
Repurchase of shares	-	-	(110)	-	(110)
Movement in shares in employee share trusts	-	20	(59)	-	(39)
Equity-settled share-based cost	-	-	14	-	14
Tax related to share schemes	-	-	7	-	7
Equity dividends paid	-	-	(122)	(1)	(123)
Exchange adjustments	5	(5)	-	-	-
	_____	______	_____	____	____
At end of the period	194	(2,586)	2,294	9	(89)
	=====	=====	=====	====	====

	6 months ended 30 June 2013
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	179	(2,652)	2,781	9	317

Total comprehensive income for the period	-	27	328	-	355
Issue of ordinary shares	4	-	-	-	4
Repurchase of shares	-	-	(137)	-	(137)
Movement in shares in employee share trusts	-	31	(60)	-	(29)
Equity-settled share-based cost	-	-	13	-	13
Tax related to share schemes	-	-	9	-	9
Equity dividends paid	-	-	(115)	(1)	(116)
Exchange adjustments	(11)	11	-	-	-
	_____	_____	____	____	____
At end of the period	172	(2,583)	2,819	8	416
	=====	=====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2014

	2014 30 June	2013 30 June	2013 31 December
	$m	$m	$m
ASSETS
Property, plant and equipment	1,089	1,079	1,169
Goodwill	84	83	80
Intangible assets	509	408	438
Investment in associates and joint ventures	115	87	85
Retirement benefit assets	9	78	7
Other financial assets	230	260	236
Non-current tax receivable	15	23	16
Deferred tax assets	97	161	108
	_____	_____	_____
Total non-current assets	2,148	2,179	2,139
	_____	_____	_____
Inventories	3	4	4
Trade and other receivables	523	518	423
Current tax receivable	12	4	12
Derivative financial instruments	5	-	1
Other financial assets	48	5	12
Cash and cash equivalents	308	396	134
	_____	_____	_____
Total current assets	899	927	586
Non-current assets classified as held for sale	-	226	228
	______	______	______
Total assets (note 3)	3,047	3,332	2,953
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(16)	(16)	(16)
Trade and other payables	(719)	(691)	(748)
Provisions	(3)	(4)	(3)
Current tax payable	(35)	(43)	(47)
	_____	_____	_____
Total current liabilities	(773)	(754)	(814)
	_____	_____	_____
Loans and other borrowings	(1,330)	(1,206)	(1,269)
Derivative financial instruments	-	(42)	(11)
Retirement benefit obligations	(198)	(161)	(184)
Trade and other payables	(590)	(585)	(574)
Deferred tax liabilities	(245)	(106)	(175)
	_____	_____	_____
Total non-current liabilities	(2,363)	(2,100)	(2,213)
Liabilities classified as held for sale	-	(62)	-
	_____	_____	_____
Total liabilities	(3,136)	(2,916)	(3,027)
	=====	=====	=====
Net (liabilities)/assets	(89)	416	(74)
	=====	=====	=====
EQUITY
Equity share capital	194	172	189
Capital redemption reserve	12	11	12
Shares held by employee share trusts	(18)	(15)	(38)
Other reserves	(2,911)	(2,892)	(2,906)
Unrealised gains and losses reserve	113	86	100
Currency translation reserve	218	227	227
Retained earnings	2,294	2,819	2,334
	______	______	______
IHG shareholders' equity	(98)	408	(82)
Non-controlling interest	9	8	8
	______	______	______
Total equity	(89)	416	(74)
	=====	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2014

	2014 6 months ended 30 June	2013 6 months ended 30 June
	$m	$m

Profit for the period	239	341
Adjustments for:
Net financial expenses	39	36
Income tax charge	138	121
Depreciation and amortisation	46	40
Exceptional operating items	(106)	(160)
Equity-settled share-based cost	10	11
Other items	1	2
	_____	_____
Operating cash flow before movements in working capital	367	391
Net change in loyalty programme liability and System Fund surplus	99	99
Other changes in net working capital	(180)	(198)
Utilisation of provisions	-	2
Retirement benefit contributions, net of cost	(2)	(9)
Cash flows relating to exceptional operating items	(9)	(9)
	_____	_____
Cash flow from operations	275	276
Interest paid	(12)	(11)
Interest received	1	1
Tax paid on operating activities	(59)	(40)
	_____	_____
Net cash from operating activities	205	226
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(43)	(62)
Purchase of intangible assets	(47)	(39)
Investment in other financial assets	-	(100)
Investment in associates and joint ventures	(8)	(7)
Disposal of hotel assets, net of costs	346	462
Proceeds from other financial assets	13	16
Distribution from associate on sale of hotel	-	17
Tax paid on disposals	-	(5)
	_____	_____
Net cash from investing activities	261	282
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	-	4
Purchase of own shares	(110)	(127)
Purchase of own shares by employee share trusts	(49)	(32)
Dividends paid to shareholders	(122)	(115)
Dividends paid to non-controlling interests	(1)	(1)
Decrease in other borrowings	-	(1)
	_____	_____
Net cash from financing activities	(282)	(272)
	_____	_____
Net movement in cash and cash equivalents in the period	184	236
Cash and cash equivalents at beginning of the period	134	195
Exchange rate effects	(10)	(35)
	_____	_____
Cash and cash equivalents at end of the period	308	396
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority and IAS 34 'Interim Financial Reporting' and have been prepared on a consistent basis using the same accounting policies set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Form 20-F for the year ended 31 December 2013.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2013 has been extracted from the Group's published financial statements for that year which were prepared in accordance with IFRSs as adopted by the European Union and which have been filed with the Registrar of Companies.  The auditor's report on those financial statements was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate is $1= £0.60 (2013 $1=£0.65). In the case of the euro, the translation rate is $1 = €0.73 (2013 $1 = €0.76).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1=£0.59 (2013 30 June $1 = £0.66; 31 December $1 = £0.60). In the case of the euro, the translation rate is $1 = €0.73 (2013 30 June $1 = €0.77; 31 December $1 = €0.73).

3.	Segmental information

	Revenue	2014 6 months ended 30 June	2013 6 months ended 30 June
		$m	$m

	Americas	435	457
	Europe	182	206
	AMEA	117	102
	Greater China	112	112
	Central	62	59
		____	____
	Total revenue	908	936
		====	====
	All results relate to continuing operations.

Profit	2014 6 months ended 30 June $m	2013 6 months ended 30 June $m

Americas	268	282
Europe	38	53
AMEA	38	41
Greater China	36	36
Central	(70)	(74)
	____	____
Reportable segments' operating profit	310	338
Exceptional operating items (note 4)	106	160
	____	____
Operating profit	416	498

Financial income	2	3
Financial expenses	(41)	(39)
	____	____
Profit before tax	377	462
	====	====
All results relate to continuing operations.

Assets	2014 30 June $m	2013 30 June $m	2013 31 December $m

Americas	958	1,104	1,079
Europe	679	638	654
AMEA	264	265	253
Greater China	393	383	392
Central	316	358	304
	____	____	____
Segment assets	2,610	2,748	2,682

Unallocated assets:
Non-current tax receivable	15	23	16
Deferred tax assets	97	161	108
Current tax receivable	12	4	12
Derivative financial instruments	5	-	1
Cash and cash equivalents	308	396	134
	____	____	____
Total assets	3,047	3,332	2,953
	====	====	====

4.	Exceptional items
		2014 6 months ended 30 June $m	2013 6 months ended 30 June $m
	Continuing operations:
	Exceptional operating items
	Administrative expenses:
	Currency loss (a)	(14)	-
	Restructuring costs (b)	(10)	-
	Litigation (c)	-	(10)
	Loyalty programme rebranding costs	-	(3)
		____	____
		(24)	(13)
	Share of profits of associates and joint ventures:
	Share of gain on disposal of a hotel (d)	-	7

	Other operating income and expenses:
	Gain on disposal of hotels (e)	130	166

		____	____
		106	160
		====	====
	Tax
	Tax on exceptional operating items	(49)	(10)
	Exceptional tax (f)	-	(18)
		____	____
		(49)	(28)
		====	====

These items are treated as exceptional by reason of their size or nature.
a)	Relates to foreign exchange losses resulting from recent changes to the Venezuelan currency exchange rate mechanisms and the adoption of the SICAD II exchange rate.
b)	Relates to a restructuring of the Group's corporate functions.
c)	Related to an agreed settlement in respect of a lawsuit filed against the Group in the Greater China region.
d)	Related to the sale of a hotel by an associate in the Americas region.
e)
Relates, in 2014, to the sale of the InterContinental Mark Hopkins San Francisco and the disposal of an 80% interest in the InterContinental New York Barclay and, in 2013, to the sale of the InterContinental London Park Lane (see note 7).

f)	In 2013 represented, primarily, deferred tax related to the expected repatriation of earnings consequential upon the disposal of the InterContinental London Park Lane.

5.	Tax
The tax charge on profit for the period from continuing operations, excluding the impact of exceptional items (note 4), has been calculated using a tax rate of 33% (2013 31%) analysed as follows.

	2014	2014	2014	2013	2013	2013
6 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	271	(89)	33%	302	(93)	31%

Exceptional items	106	(49)		160	(28)
	____	____		____	____
	377	(138)		462	(121)
	====	====		====	====
Analysed as:
UK tax		(2)			(13)
Foreign tax		(136)			(108)
		____			____
		(138)			(121)
		====			====

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional impact of the weighted average number of dilutive ordinary share awards outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

Continuing and total operations	2014 6 months ended 30 June	2013 6 months ended 30 June

Basic earnings per ordinary share
Profit available for equity holders ($m)	238	340
Basic weighted average number of ordinary shares (millions)	256	266
Basic earnings per ordinary share (cents)	93.0	127.8
	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	238	340
Diluted weighted average number of ordinary shares (millions)	259	269
Diluted earnings per ordinary share (cents)	91.9	126.4
	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	238	340
Adjusting items (note 4):
Exceptional operating items ($m)	(106)	(160)
Tax on exceptional operating items ($m)	49	10
Exceptional tax ($m)	-	18
	____	____
Adjusted earnings ($m)	181	208
Basic weighted average number of ordinary shares (millions)	256	266
Adjusted earnings per ordinary share (cents)	70.7	78.2
	====	====
Diluted weighted average number of ordinary shares (millions)	259	269
Adjusted diluted earnings per ordinary share (cents)	69.9	77.3
	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2014 millions	2013 millions
Basic weighted average number of ordinary shares	256	266
Dilutive potential ordinary shares	3	3
	____	____
	259	269
	====	====

7.	Disposal of hotels
		2014 6 months ended 30 June $m	2013 6 months ended 30 June $m
	Net assets disposed:
	Property, plant and equipment	91	-
	Non-current assets held for sale	223	294
	Net current liabilities	(4)	(6)
		______	_____
		310	288
	Gain on disposal of hotels	130	166
	Accrued disposal costs	5	2
	Exchange losses recycled from currency translation reserve	-	46
		_____	_____
	Total consideration	445	502
		=====	====
	Satisfied by:
	Cash consideration, net of costs paid	346	462
	Other financial asset	27	-
	Intangible assets	50	40
	Associate investment	22	-
		_____	_____
		445	502
		=====	====

8.	Dividends and shareholder returns
		2014 cents per share	2013 cents per share	2014 $m	2013 $m
	Paid during the period:
	Final (declared for previous year)	47.0	43.0	122	115
		=====	=====	====	====
	Proposed for the period:
	Interim	25.0	23.0	59	63*
		=====	=====	====	====
	*Amount paid

Under the $500m share buyback programme announced on 7 August 2012, 3.4m shares were repurchased in the six months to 30 June 2014 for a consideration of $110m, increasing the total amount repurchased to $500m. Of the 3.4m shares repurchased in 2014, 2.7m are held as treasury shares and 0.7m were cancelled.  The total number of shares held as treasury shares at 30 June 2014 was 12.5m. The cost of treasury shares has been deducted from retained earnings.

On 2 May 2014, the Group announced a $750m return to shareholders by way of a special dividend and share consolidation.  On 30 June 2014, shareholders approved the share consolidation on the basis of 12 new ordinary shares of 15 265/329p per share for every 13 existing ordinary shares of 14 194/329p.  The dividend was paid on 14 July 2014.

9.	Net debt
		2014 30 June	2013 30 June	2013 31 December
		$m	$m	$m

	Cash and cash equivalents	308	396	134
	Loans and other borrowings - current	(16)	(16)	(16)
	Loans and other borrowings - non-current	(1,330)	(1,206)	(1,269)
	Derivatives hedging debt values*	7	(35)	(2)
		____	____	____
	Net debt	(1,031)	(861)	(1,153)
		====	====	====
	Finance lease liability included above	(216)	(213)	(215)
		====	====	====

*
Net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group's £250m 6% bonds.   At 30 June 2014, 72% of the value was fixed (2013 30 June 100%; 31 December 100%).  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current borrowings.

10.	Movement in net debt
		2014 6 months ended 30 June	2013 6 months ended 30 June	2013 12 months ended 31 December
		$m	$m	$m

	Net increase/(decrease) in cash and cash equivalents	184	236	(58)
	Add back cash flows in respect of other components of net debt:
	Decrease in other borrowings	-	1	1
		____	____	____
	Decrease/(increase) in net debt arising from cash flows	184	237	(57)

	Non-cash movements:
	Finance lease liability	(2)	(2)	(3)
	Exchange and other adjustments	(60)	(22)	(19)
		____	____	____
	Decrease/(increase) in net debt	122	213	(79)

	Net debt at beginning of the period	(1,153)	(1,074)	(1,074)
		____	____	____
	Net debt at end of the period	(1,031)	(861)	(1,153)
		====	====	====

11.	Fair values
	The table below compares carrying amounts and fair values of the Group's financial assets and liabilities at 30 June 2014:
		2014 30 June Carrying value $m	2014 30 June Fair value $m	2013 31 December Carrying value $m	2013 31 December Fair value $m
	Financial assets:
	Equity securities available-for-sale	142	142	136	136
	Loans and receivables	136	136	112	112
	Derivatives	5	5	1	1
		_____	_____	_____	_____
		283	283	249	249
		=====	=====	=====	=====
	Financial liabilities:
	£250m 6% bonds 2016	(438)	(466)	(412)	(461)
	£400m 3.875% bonds 2022	(688)	(686)	(654)	(650)
	Finance lease obligations	(216)	(246)	(215)	(233)
	Derivatives	-	-	(11)	(11)
	Other borrowings	(4)	(4)	(4)	(4)
		_____	_____	_____	_____
		(1,346)	(1,402)	(1,296)	(1,359)
		=====	=====	=====	=====

Equity securities available-for-sale and derivatives are held in the Group statement of financial position at fair value as set out below.  The fair value of loans and receivables approximates book value based on prevailing market rates.  The fair value of the £250m and £400m bonds is based on their quoted market price. The fair value of finance lease obligations is calculated by discounting future cash flows at prevailing interest rates.  The fair value of other borrowings approximates book value as interest rates reset to market rates on a frequent basis.  The following table provides the fair value measurement hierarchy of the above assets and liabilities, other than those with carrying amounts which are reasonable approximations of their fair values.

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

30 June 2014	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities available-for-sale:
Quoted equity shares	16	-	-	16
Unquoted equity shares	-	-	126	126
Derivatives	-	5	-	5
31 December 2013	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities available-for-sale:
Quoted equity shares	9	-	-	9
Unquoted equity shares	-	-	127	127
Derivatives	-	1	-	1

The Level 2 derivatives consist of currency swaps which are valued using data from observable swap curves, adjusted to take account of the Group's own credit risk.

The Level 3 equity securities relate to investments in unlisted shares which are valued either by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment, or by reference to share of net assets.  The average P/E ratio used for the period was 25.0 and a non-marketability factor of 30% is applied.

A 10% increase in the average P/E ratio would result in a $5m increase in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $5m decrease in the fair value of the investments.  A 10% increase in net assets would result in a $5m increase in the fair value of investments and a 10% decrease in net assets would result in a $5m decrease in the fair value of the investments.

There were no transfers between Level 1 and Level 2 fair value measurements during the period and no transfers into and out of Level 3.

The following table reconciles movements in instruments classified as Level 3 during the period:

				2014 30 June $m

At 1 January 2014				127
Repaid				(8)
Valuation gains recognised in other comprehensive income				7
				____
At 30 June 2014				126
				====

12.	Commitments and contingencies

At 30 June 2014, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $128m (2013 31 December $83m; 30 June $63m).  The Group has also committed to invest up to $97m in four investments accounted for under the equity method, of which $43m had been spent at 30 June 2014.  In addition, the Group has outstanding loan commitments to these equity investments of $27m at 30 June 2014.

At 30 June 2014, the Group had contingent liabilities of $46m (2013 31 December $nil; 30 June $2m), largely related to amendments to management agreement contractual obligations.

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts.  The maximum unprovided exposure under such guarantees is $51m (2013 31 December $48m; 30 June $47m).

In limited cases, the Group may guarantee bank loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract.  At 30 June 2014, there were guarantees of $20m in place (2013 31 December $20m; 30 June $20m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. In particular, the Group is currently subject to class action law suits in the US. The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group's financial position.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2014 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 12. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) , 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of half-yearly financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2014 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
London
4 August 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	05 August 2014